As filed with the Securities and Exchange Commission on March 1, 2007
                                                                Registration No.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                      SINGAPORE TELECOMMUNICATIONS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                              Republic of Singapore
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                                Donald J. Puglisi
                              Puglisi & Associates
                         850 Library Avenue, Suite 204,
                             Newark, Delaware 19711
                                Tel: 302 738 6680
            (Name, address, including zip code, and telephone number,
                    including area code of agent for service)

                        --------------------------------

                                   Copies to:

                            Patricia Brigantic, Esq.
                                 Citibank, N.A.
                        388 Greenwich Street, 19th Floor
                            New York, New York 10013

               --------------------------------------------------

It is proposed that this filing become effective under Rule 466:

                          |X| immediately upon filing.
                          |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                                                   CALCULATION OF REGISTRATION FEE
 ----------------------------------------------------------------------------------------------------------------------------------
                                                                              Proposed Maximum        Proposed         Amount of
                  Title of Each Class of                     Amount to be    Aggregate Offering   Maximum Aggregate   Registration
               Securities to be Registered                    Registered       Price Per Unit*    Offering Price**        Fee
 ----------------------------------------------------------------------------------------------------------------------------------
 American Depositary Shares, each representing 10            100,000,000            $5.00            $5,000,000        $153.50
 ordinary shares of Singapore Telecommunications Limited.
 ----------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                    Location in Form of American
                                           Depositary Receipt ("Receipt")
                                           Filed Herewith as Prospectus

1. Name of depositary and address of its   Face of Receipt - Introductory
   principal executive office              Paragraph

2. Title of American Depositary Receipts   Face of Receipt - top center
   and identity of deposited securities

   Terms of Deposit:

   (i)    The amount of deposited          Face of Receipt - upper right corner
          securities represented by one
          unit of American Depositary
          Share

   (ii)   The procedure for voting, if     Reverse of Receipt - Paragraphs 16,
          any, the deposited securities    17 and 19

   (iii)  The collection and distribution  Face of Receipt - Paragraph 6
          of dividends                     Reverse of Receipt - Paragraphs 14
                                           and 16

   (iv)   The transmission of notices,     Reverse of Receipt - Paragraphs 13,
          reports and proxy soliciting     16 and 17
          material

   (v)    The sale or exercise of rights   Reverse of Receipt - Paragraphs  14,
                                           15, 16 and 18

   (vi)   The deposit or sale of           Face of Receipt - Paragraphs 2, 3, 5,
          securities resulting from        6, 7, 8 and 9
          dividends, splits or plans of    Reverse of Receipt - Paragraphs  14,
          reorganization                   15, 16, 18 and 22

   (vii)  Amendment, extension or          Reverse of Receipt - Paragraph 20,
          termination of the deposit       21 and 22
          agreement                        (no provision for extension)

   (viii) Rights of holders of Receipts    Reverse of Receipt - Paragraph 13
          to inspect the transfer books
          of the depositary and the list
          of holders of Receipts

   (ix)   Restrictions upon the right to   Face of Receipt - Paragraphs  2, 3,
          deposit or withdraw the          5, 6, 7, 8 and 9
          underlying securities            Reverse of Receipt - Paragraphs 22
                                           and 23

   (x)    Limitation upon the liability    Face of Receipt - Paragraph 6
          of the depositary                Reverse of Receipt - Paragraph 19

3. Fees and charges which may be imposed   Face of Receipt - Paragraphs 3, 6 and
   directly or indirectly against holders  9
   of Receipts

Item 2. AVAILABLE INFORMATION              Face of Receipt - Paragraph 13

Singapore Telecommunications Limited furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. The documents described therein can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C. and the principal executive office of the depositary.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (a) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) Deposit Agreement, dated as of June 20, 1995, among Singapore Telecommunications Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder).*

            (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

            (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None

            (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d)

            (e) Rule 466 Certification. -- Filed herewith as Exhibit (e)

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

            a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities, Singapore Telecommunications Limited, which are both
(1) received by the Depositary as the holder of the deposited securities, and
(2) made generally available to the holders of the underlying securities by the issuer.

            b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

-------------------
* Previously filed under Registration Statement No. 333-123297

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of March, 2007.


                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares each representing
                                        Ordinary Shares of Singapore
                                        Telecommunications Limited.

                                        CITIBANK, N.A., as Depositary

                                        By: /s/ Alan Jin
                                            ------------------------------------
                                            Name: Alan Jin
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Singapore Telecommunications Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on the 14th day of February, 2007.

                                        Singapore Telecommunications Limited

                                        By: /s/ Chua Sock Koong
                                            ------------------------------------
                                            Name: Chua Sock Koong
                                            Title: Group Chief Financial Officer

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chua Sock Koong to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on 14th day of February, 2007.

Name                                       Title

/s/ Chumpol NaLamlieng                     Chairman and Non-executive Director
-----------------------------------
Chumpol NaLamlieng


/s/ Lee Hsien Yang                         Group Chief Executive Officer and
-----------------------------------        Director
Lee Hsien Yang


/s/ Chua Sock Koong                        DeputyGroup Chief Executive Officer,
-----------------------------------        Group Chief Financial Officer and
Chua Sock Koong                            Director


/s/ Koh Kah Sek                            Group Financial Controller
-----------------------------------
Koh Kah Sek


/s/ Graham John Bardley                    Non-executive Director
-----------------------------------
Graham John Bradley


/s/ Paul Chan Kwai Wah                     Non-executive Director
-----------------------------------
Paul Chan Kwai Wah

/s/ Heng Swee Keat                         Non-executive Director
-----------------------------------
Heng Swee Keat


/s/ Simon Israel                           Non-executive Director
-----------------------------------
Simon Israel


/s/ Tommy Koh                              Non-executive Director
-----------------------------------
Tommy Koh


/s/ John Powell Morschel                   Non-executive Director
-----------------------------------
John Powell Morschel


/s/ Kai Nargolwala                         Non-executive Director
-----------------------------------
Kai Nargolwala


/s/ Deepak Parekh                          Non-executive Director
-----------------------------------
Deepak Parekh


/s/ Nicky Tan Ng Kuang                     Non-executive Director
-----------------------------------
Nicky Tan Ng Kuang


/s/ Donald J. Puglisi                      Authorized Representative in the
-----------------------------------        United States

                                Index to Exhibits

                                                                  Sequentially
Exhibit                         Document                          Numbered Page
-------                         --------                          -------------
(d)                             Opinion of counsel
                                to the Depositary

(e)                             Certification under Rule 466